SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              ------------------


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                              CONSOL Energy Inc.
             -----------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
             -----------------------------------------------------
                        (Title of Class of Securities)

                                  20854P 10 9
             -----------------------------------------------------
                                (CUSIP Number)

                               Dr. Georg Mueller
                            RWE Aktiengesellschaft
                                 Opernplatz 1
                            D-45128 Essen, Germany
                               011 49-201-12-00
             -----------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                             Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019
                                (212) 474-1000

                                 May 28, 2003
             -----------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box.|_|

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20854P 10 9


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     RWE Aktiengesellschaft

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     FEDERAL REPUBLIC OF GERMANY

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         57,997,357

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         57,997,357

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     57,997,357

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     73.6%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO


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                                                                             3


     This Amendment No. 2 amends and supplements the Statement on Schedule 13D initially filed on June 7, 1999 with the Securities and Exchange Commission (the "SEC") by RWE Aktiengesellschaft, a corporation organized under the laws of the Federal Republic of Germany ("RWE"), as previously amended by Amendment No. 1 filed with the SEC by RWE on September 5, 2001 (such Schedule 13D as previously amended, the "Schedule 13D"), which Schedule 13D relates to the Common Stock, par value $.01 per share, of CONSOL Energy Inc. Unless otherwise defined herein, capitalized terms used herein have the respective meanings ascribed thereto in the Schedule 13D.

Item 4.  Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph as the next to last paragraph of such item:

          In connection with its review of its existing investments, RWE is considering the disposition of some of or all the Shares of Common Stock of the Issuer owned by its Subsidiaries, which disposition may take any of a number of forms, including, without limitation, underwritten offerings of such Shares, open market or private sales of such Shares, an extraordinary corporate transaction involving the Issuer, including, without limitation, a merger or reorganization, or a combination of any of the foregoing. RWE has advised the Issuer of the foregoing and has advised the Issuer of its intention to coordinate with the Issuer in the implementation of any such disposition. The timing, form and size of any such disposition would depend on market conditions, business conditions and other factors, and there can be no assurance that any such disposition will occur. RWE reserves the right not to dispose of any Shares of Common Stock of the Issuer.

                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    June 2, 2003


                                     RWE AKTIENGESELLSCHAFT,



                                     By /s/ Georg Lambertz
                                        ---------------------------------------
                                        Name:  Georg Lambertz
                                        Title: Senior Vice President Finance



                                     By /s/ Andreas Zetzche
                                        ---------------------------------------
                                        Name:  Andreas Zetzche
                                        Title: Senior Vice President
                                               Mergers and Acquisitions